JOHN T. MCKENNA +1 650 843 5059 jmckenna@cooley.com	VIA EDGAR AND FEDEX

October 31, 2019
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Amanda Ravitz

Re:	Apollo Endosurgery, Inc.
Registration Statement on Form S-3
Filed August 23, 2019
File No. 333-233439
Ladies and Gentlemen:
On behalf of Apollo Endosurgery, Inc. (the “Company”), we are submitting this letter in response to comments (the “Comments”) received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in its letter, dated September 12, 2019 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-3, as filed on August 23, 2019 (the “Registration Statement”).
The Company is concurrently filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which reflects changes made in response to the Comments contained in the Comment Letter and certain other changes. We are also sending the Staff a copy of this response letter, along with copies of the Amended Registration statement marked to show all changes made to the Registration Statement.
For your convenience, we have incorporated the Comments contained in the Comment Letter into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Amended Registration Statement. Capitalized terms used in this response letter but not otherwise defined in this response letter shall have the meanings set forth in the Amended Registration Statement.
Registration Statement on Form S-3
Risk Factors, page 2

1.
We note that your forum selection provision in exhibits 3.1 and 3.3 identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please revise your prospectus to include appropriate risk factor disclosure describing any risks or other impacts on investors. Also disclose whether the provision in exhibit 3.1 applies to actions arising under the Securities Act or Exchange Act and whether the provision in exhibit 3.3 applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created

3175 HANOVER STREET, PALO ALTO, CA 94304 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision in exhibit 3.1 applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4, 5 and 12 of the Amended Registration Statement.
Choice of Forum, page 9

2.
We note your exclusive forum provision in exhibit 3.3 designates federal district courts as the exclusive forum for the resolution of any complaint asserting a cause of action or proceeding arising under the Securities Act of 1933. Please revise your disclosure here to describe this provision. Describe any risks or other impacts on investors.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4, 5, and 12 of the Amended Registration Statement.

3.
Please revise your disclosure to describe the differences between your exclusive forum provision in exhibits 3.1 and 3.3. Explain the purpose of the differences and how the differences may impact the types of actions enumerated in each of the provisions. Also, include which provision controls in the event the two provisions conflict, and add appropriate risk factor disclosure.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4 and 5 of the Amended Registration Statement.
*****
The Company respectfully requests the Staff’s assistance in completing the review of the Amended Registration Statement and this response letter. Please contact me at (650) 843-5059 with any questions or further comments regarding the responses to the Staff’s Comments or if you require further information. Thank you in advance for your attention to this matter.

Sincerely,

/s/ John T. McKenna
John T. McKenna

cc:    Todd Newton, Apollo Endosurgery, Inc.
Stefanie Cavanaugh, Apollo Endosurgery, Inc.
Mark Weeks, Cooley LLP

3175 HANOVER STREET, PALO ALTO, CA 94304 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM